RNS Total Voting Rights

TOTAL VOTING RIGHTS

UNILEVER PLC

Released 09:31:53 04 April 2023

RNS Number : 3201V
Unilever PLC
04 April 2023

4 April 2023

Unilever PLC

Voting Rights and Capital Update

The following notification is made in accordance with the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rule 5.6.1.

Unilever PLC's issued share capital as at 31 March 2023 consisted of 2,629,293,772 ordinary shares of 3 1/9p each. Of those ordinary shares, 99,513,450 were held as treasury shares and 1,715,177 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever group (the "**Unilever Group Shares**"). The voting rights attaching to the Unilever Group Shares are not exercisable. Accordingly, as at 31 March 2023, there were 2,528,065,145 shares with voting rights.

The figure of 2,528,065,145 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever PLC under the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

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